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                                   EXHIBIT (i)

                         Opinion and Consent of Counsel
                    as to legality of shares being registered

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                                ROPES & GRAY LLP
                                ONE METRO CENTER
                         700 12TH STREET, NW, SUITE 900
                           WASHINGTON, D.C. 20005-3948
                                 (202) 508-4600
                               FAX: (202) 508-4650

                   WRITER'S DIRECT DIAL NUMBER: (202) 508-4615

                                February 2, 2004

HighMark Funds
Oaks, Pennsylvania  19456

Ladies and Gentlemen:

         You have registered under the Securities Act of 1933, as amended (the "1933 Act") an indefinite number of shares of beneficial interest ("Shares") of the HighMark Funds (the "Trust"), as permitted by Rule 24f-2 under the Investment Company Act of 1940, as amended (the "1940 Act"). You propose to file a post-effective amendment on Form N-1A (the "Post-Effective Amendment") to register three additional series of the Trust, the HighMark Income Plus Allocation Fund, the HighMark Growth & Income Allocation Fund, and the HighMark Capital Growth Allocation Fund.

         We have examined your Agreement and Declaration of Trust on file in the office of the Secretary of The Commonwealth of Massachusetts and the Clerk of the City of Boston. We have also examined a copy of your Bylaws and such other documents, receipts and records as we have deemed necessary for the purpose of this opinion.

         Based upon the foregoing, we are of the opinion that the issue and sale of the authorized but unissued Shares of the Series have been duly authorized under Massachusetts law. Upon the original issue and sale of your authorized but unissued Shares and upon receipt of the authorized consideration therefor in an amount not less than the net asset value of the Shares established and in force at the time of their sale, the Shares issued will be validly issued, fully paid and non-assessable.

         The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust provides for indemnification out of the property of a particular series of Shares for all loss and expenses of any shareholder of that series held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of shareholder liability is

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limited to circumstances in which that series of Shares itself would be unable to meet its obligations.

         We understand that this opinion is to be used in connection with the filing of the Post-Effective Amendment. We consent to the filing of this opinion with and as part of your Post-Effective Amendment.

                                             Sincerely,

                                             /s/ Ropes & Gray LLP

                                             Ropes & Gray LLP